
April 19, 2024

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

> **Re: Ambitions Enterprise Management Co. L.L.C**
> **Draft Registration Statement on Form F-1**
> **Submitted March 12, 2024**
> **Amendment No. 1 to Draft Registration on Form F-1**
> **Submitted March 25, 2024**
> **CIK No. 0002010959**

Dear Zhengang Tang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note your disclosure that following the offering Mr. Zhengang Tang will carry a majority of the voting power of the company and that the company will be a "controlled company." If true, please also revise the cover page to disclose that Mr. Tang will have the ability to determine all matters requiring approval by stockholders.

Zhengang Tang
Ambitions Enterprise Management Co. L.L.C
April 19, 2024
Page 2

Prospectus Summary
Emerging Growth Company, page 5

2.   On page 6 you disclose that because your financial statements are prepared under
        International Financial Reporting Standards you will adopt new or revised accounting
        standards on the relevant dates on which adoption of such standards is required or
        permitted by the International Accounting Standards Board. You also disclose on page 8
        that all financial information contained in this prospectus has been prepared in accordance
        with International Financial Reporting Standards issued by the International Accounting
        Standards Board. This disclosure appears inconsistent with the financial statements
        included with your filing. Please tell us your intentions with regard to Section 7(a)(2)(B)
        of the Securities Act of 1933 and ensure your disclosures and the checkbox on the cover
        of your filing is consistent.

Risk Factor, page 11

3.   Please add a risk factor discussing the hostilities involving Israel, the Gaza Strip and their
        regional neighbors and the potential impact on your business and operations. To the extent
        applicable, please consider also discussing the impact in your MD&A.

Enforcement of Civil Liabilities, page 32

4.   We note your disclosure that, "[   ] will act as our agent to receive service of process with
        respect to any action brought against us in the United States District Court for the
        Southern District of New York under the federal securities laws of the United States or of
        any state in the United States or any action brought against us in the Supreme Court of the
        State of New York in the County of New York under the securities laws of the State of
        New York." Please advise us whether the agent will serve as an agent for service for only
        actions brought in New York, or that all actions must be brought in New York. We may
        have an additional comment after we review your response. In this regard, please advise
        whether your organizational documents will include an exclusive forum provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impairment of Right-of-use Assets and Other Long-lived Assets, page 41

5.   You disclose and quantify that you have recognized impairments of long-lived assets in
        each financial statement period presented. However, on pages F-10 and F-28 you disclose
        there were no impairments of long-lived assets in any of the periods presented. Please
        revise your disclosures to address this discrepancy.

Results of Operations, page 43

6.   Your disclosure regarding the analysis of changes between periods appears to consist of a
        brief recitation of the financial statement amounts that have changed and limited analysis

of the drivers of those changes. Please expand your disclosure to include a more extensive analysis of the drivers of change between the periods. In addition, when you cite two or more factors that contributed to material changes in your results of operations, please expand your discussion to quantify the impact of each factor identified as causing changes in results between periods. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Issuance of regional incentives under economic diversification, page 53

7.   We note your disclosure here, "the UAE has implemented proactive incentives and investment measures including infrastructure development, regulation formulation and promotional campaigns, providing strong impetus to the tourism and MICE management market." In appropriate place in your prospectus, please enhance your disclosure to detail any incentives you have received as well as the terms under which you have received them. Detail how long you will receive the incentive. If material, consider adding a discussion to your MD&A.

Regulations, page 67

8.   We note your disclosure of the regulation covering your business and operations. Enhance your disclosure to provide a description of the material effects of government regulations on the company's business, identifying the regulatory body(ies), consistent with Item 4.B. of Form 20-F.

Compensation of Directors and Executive Officers, page 77

9.   Please advise us whether the amount disclosed includes the residences that you have provided your executives as disclosed on page 65 under the caption Properties. Further, if not included, explain to us why it is not included. Refer to Item 6.B.(1) of Form 20-F. Additionally, please also revise the Related Party Transactions section on page 79 to disclose these arrangements.

Consolidated Statements of Cash Flows, page F-6

10.   It appears your statements of cash flows exclude the amounts presented as "restricted cash" in your balance sheets. Please modify your presentation to include restricted cash in your statements of cash flows or tell us why you believe the restricted cash should be excluded. Refer to FASB ASC 230-10-45-4. Please also expand your disclosures to include the requirements of ASC 230-10-50-7 and 50-8.

Notes to the Consolidated Financial Statements
Note 2(e) - Convenience Translations, page F-9

11.   We note you have disclosure referencing convenience translations, but also note your financial statements are presented in the reporting currency of the US dollar for all periods presented. Please either remove this disclosure or tell us why you have included it and

why it is relevant to your financial statements.

Exhibit Index, page II-5

12. We note that you will file in the future the "English Translation of the Form of Service Agreement." We note that you have two large customers, Perfect (China) Co., Ltd. and Smartcom (Hong Kong). Please advise whether your agreements with them are the same as the Form of Service Agreement. If not and material, in your related risk factor entitled "High customer concentration exposes our subsidiaries to all of the risks faced by their major customers and may subject them to significant fluctuations or declines in revenue, which may have a material adverse impact on their business, and their and our financial condition and results of operations," please detail how they are different.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services